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                                                                     EXHIBIT-99

                           [NEWS RELEASE LETTERHEAD]

                             MEDIA                  INVESTORS
                             Larry Haeg             Robert Strickland
                             Norwest Corporation    Norwest Corporation
                             (612) 667-7043         (612) 667-7919

                                      Greg Sprawka
                                      Chief Financial Officer
                                      Victoria Bankshares, Inc.
                                      (512) 574-5227

            NORWEST CORPORATION, VICTORIA BANKSHARES, INC. AGREE TO
                 ACQUISITION OF VICTORIA BANKSHARES BY NORWEST

VICTORIA, Texas and MINNEAPOLIS, Minn., November 13, 1995 -- Norwest Corporation (NYSE-NOB) and Victoria Bankshares, Inc. (NASDAQ: VICT) said today they have signed a definitive agreement for the acquisition of Victoria Bankshares by Norwest.

In the acquisition, Norwest will issue 1.05 shares of Norwest common stock in exchange for each share of Victoria common stock, representing a premium of 14 percent over the average daily closing price for Victoria's common stock for the last 20-day trading period. The exchange will be tax-free for Victoria shareholders and be accounted for by Norwest as a pooling of interests.


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The acquisition has been approved by the boards of both companies and requires the approval of regulatory agencies and Victoria shareholders. The acquisition is expected to close in the second quarter of 1996.

Based in Victoria, Texas, Victoria is the second largest publicly-traded bank holding company in Texas. At September 30, 1995, it had assets of $1.9 billion, shareholders' equity of $187.6 million and 1,025 employees.

Victoria Bankshares has one of the most extensive Texas-based community banking networks and its markets have more than 2.5 million households. It has 42 branches and 70 ATMs in central and southern Texas; Angleton, Austin (2), Bastrop, Bay City, Bryan, Canyon Lake, Cibolo, College Station (2), Corpus Christi, Cuero, Edna, Gonzales, Hallettsville, Kenedy, Kingsville (2), New Braunfels (2), Nordheim, Pleasanton, Port Lavaca, Poteet, Richmond, Rockport, Rosenberg, Runge, San Marcos (2), Schulenburg, Seguin, Smiley, Sugar Land (2), Taft, Victoria (4), Westhoff, and Wimberley. Victoria ranks first or second in market share in the majority of its markets.

"To recognize for our shareholders the full value of our franchise and to enable our company to better serve the needs of our communities throughout south central Texas, we've chosen to become a part of Norwest Corporation," said Charles R. Hrdlicka, Victoria's chairman and CEO. "We chose Norwest not only because they're one of the nation's top performing financial services companies but because they share our commitment to service-oriented community banking and community involvement. This





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commitment is demonstrated by their record of lending to individuals, small businesses, farmers, and ranchers."

"As part of Norwest, we'll be able to provide our customers with a broader array of products and services and more convenience than ever before. We'll also be able to increase our lending capacity because Norwest seeks to earn 100 percent of the business of every creditworthy customer."

"Victoria is an outstanding community banking franchise with dedicated employees who really care about their community," said John Stumpf, president of Norwest banks in Texas. "It also has an experienced management team which led it through the tough times of the '80s and has helped it achieve a healthy deposit and loan growth, a diversified loan portfolio and excellent credit quality. Like Victoria, we emphasize local marketplace decision-making. That means our people who live and work here in our Texas communities, who know Texas better than anyone else, will continue to make the decisions on serving their local community needs."

Norwest has 157 financial services stores throughout Texas: 42 Norwest banking stores with assets of $4.0 billion in 20 communities; nine Norwest Investment Services, Inc. stores, 10 Investment Management and Trust stores, one Norwest Agricultural Credit store, one Norwest Equipment Finance store, one Norwest Business Credit store, one Corporate Trust store, 42 Norwest Mortgage stores, and 50 Norwest Financial stores.


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Norwest Corporation is a $71.4 billion company providing banking, mortgage, investments, insurance and other financial services through 3,042 stores in all 50 states, Canada, the Caribbean, Central America and elsewhere internationally.





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